May 4, 2007

John Reynolds, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  Vantage Energy Services, Inc.
  File No. 333-138565

Dear Mr. Reynolds:

        This letter is written in response to the letter received from the Securities and Exchange Commission (the "Commission") on May 3, 2007 (the "Staff Letter") with respect to the registration statement on Form S-1 (the "Registration Statement") filed by Vantage Energy Services, Inc. ("Vantage" or the "Company"). We are filing electronically Amendment No. 4 to the Registration Statement ("Amendment No. 4"), originally filed on November 9, 2006, amended on February 8, 2007, further amended on March 23, 2007, and further amended on April 20, 2007, which reflects responses to the Staff Letter.

        The following are responses to the Commission's comments which are furnished as supplemental information and not as part of Amendment No. 4. We are providing to you under separate cover three copies of Amendment No. 4, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from Amendment No. 3 filed on April 20, 2007. For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

  Recent Developments

  •
  The offer made to Pride by a group which included Mr. Estrada for its Latin America Land and Services division, expired on May 2, 2007. As of the date of this prospectus, we have been advised Mr. Estrada that such offer has been officially withdrawn. Since we initiated the process of establishing this company as a blank check company, we have clearly indicated to Mr. Estrada to pursue this opportunity on his own with the investor group and that the company would not be involved in any manner. Any and all discussions and negotiations between Mr. Estrada's investor group and Pride have been as part of a confidential process, conducted through their investment bank, and consequently, we are unaware of the direct dealings of that proposed offer. Should the opportunity for the Pride Latin America Land and Services division become available to us in the future, we would not consider this as our initial business combination to be submitted to stockholders for approval. Given the historic relations between our management and Pride, we believe that this would be an unlikely scenario in any case. Our management has not inquired about the division or the status of Pride's sale process with Pride nor do we intend to do so. We have modified the disclosure on page 100 of Amendment No. 4 accordingly.

  •
  The underwriters have reserved up to 500,000 units for sale at the initial public offering price through a directed unit program to persons who are directors, officers or employees, or who are otherwise associated with our corporate stockholder. We have modified the disclosure on page 123 of Amendment No. 4 accordingly.

  •
  As of April 27, 2007 Mr. O'Leary has become a member of the board of directors of Technip, an international engineering and construction company in the energy industry. Furthermore, Mr. O'Leary is currently in discussions to become an executive manager of, and beneficial owner of a minority interest in, an energy services group headquartered in Asia and which caters to the international oil & gas and petrochemical industries. As of the date of this prospectus, Mr. O'Leary has not entered into a definitive agreement with respect to this opportunity. These discussions and the details relating to this potential investment by Mr. O'Leary are the subject of a confidentiality agreement.

General

  1.
  We note the revision throughout the document that shareholders "may not receive the full amount of [their] original investment upon exercise of [their] conversion rights." It is not clear if there is a possibility that they would receive their full investment if they convert. Please revise to clarify.

In response to the Commission's comment, we have modified the disclosure on pages 28 and 83 of Amendment No. 4.

  2.
  We note your response to comment 12 of our letter dated April 13, 2007. We reissue the comment. Separate from the issue of registration under the Securities Act, we note that, inconsistent with the disclosure on page 67, section 2.3 of the underwriter's purchase option appears to condition its exercise on an effective registration statement.

In response to the Commission's comment, we have modified the disclosure on page 68 of Amendment No. 4.

Summary

  3.
  We note the statement on page 11 that you increased the threshold to reduce the risk of a small group of stockholders exercising undue influence on the approval process." Please revise to disclose the basis for your belief that there is any such risk. For example, it is unclear why you believe a group of investors may acquire 20% or more of your shares and later vote to exercise conversion rights. Also, it is unclear what you mean by "undue influence." It appears that an investor or group of investors may exercise voting rights on a pro rata basis notwithstanding the number of shares held. If the primary reason for the increase in the threshold is to make it easier to consummate a business combination, revise to so state.

In response to the Commission's comment, we have modified the disclosure on page 12 of Amendment No. 4.

Risk Factors

  4.
  We note your response to prior comment one. Please revise the heading of the last risk factor on page 23 to reflect that the per share liquidation amount could be significantly less than $7.88.

In response to the Commission's comment, we have modified the disclosure on page 24 of Amendment No. 4.

Use of Proceeds, page 57

  5.
  We note the revised disclosure on page 60 in response to comment four of our letter dated April 13, 2007. Please revise to disclose the basis for your belief that the expenses related to the offering, search of a target, and negotiations will not exceed the funds you have set aside.

In response to the Commission's comment, we have modified the disclosure on pages 31 and 61 of Amendment No. 4.

  6.
  We note the additional disclosure on pages 58 and 60 regarding monthly fees of $8,000 to an unaffiliated lessor. Please revise to identify the unaffiliated lessor, clarify if the fee is only for office space, and file the lease agreement. Also, clarify why you would need to pay the fee for 38 months instead of the earlier of the consummation of a business combination or 24 months.

In response to the Commission's comment, we have modified the disclosure on pages 59, 61, 67 and 86 of Amendment No. 4.

  7.
  We also note that the previous office space agreement with Vanderbilt included "administrative services including office space, utilities and secretarial support. Please revise to clarify whether Vantage still anticipates requiring such services in addition to the $8,000 monthly lease, and explain the source and anticipated costs of such services.

In response to the Commission's comment, we have modified the disclosure on pages 61 and 67 of Amendment No. 4.

Management and Board Expertise, page 69

  8.
  We note your revised disclosure on pages 69 and 70 in response to prior comment six. We also note that the transaction examples are from 1997 to 2001. Please revise to disclose relevant management and board experience, within the last five years, regarding transactions of the size contemplated by the registration statement. If management has had no such experience within the last five years, please revise to so state. Consider revising the heading to refer to board 'experience.'

In response to the Commission's comment, we have modified the disclosure on pages 71 and 96 of Amendment No. 4.

  9.
  We note your response to prior comment nine and the statement on page 99 that you are not precluded from acquiring a company in which your officers and directors have made an investment. We note that section 4(q) of the underwriting agreement appears to preclude the company from consummating a business combination with any entity that is affiliated with an initial stockholder. Please revise to clarify the extent to which the underwriting agreement limits your ability to consummate a business combination with an entity in which your officers and directors have made an investment. Clarify what constitutes an affiliation under the underwriting agreement.

In response to the Commission's comment, we have modified section 4(q) of the underwriting agreement to be consistent with the disclosure in Amendment No. 4 and have re-filed the underwriting agreement as Exhibit 1.1. We have modified the disclosure on pages 37 and 101 to clarify what constitutes an affiliate under the underwriting agreement.

  10.
  We note your response to prior comment eight and the added disclosure that Pride International's timeline for making a decision will likely end prior to the effective date of the registration statement. Please revise to address the extent to which Vantage would pursue the Latin America Pride opportunity assuming there are no timing conflicts. With a view to disclosure, describe for us any discussions internally or externally by Vantage management or directors regarding the possibility of, or efforts toward, transferring Mr. Estrada's consideration and negotiations to Vantage. Advise us of the dates, participants and subject matter of any such conversations.

In response to the Commission's comment, we have modified the disclosure on page 101 of Amendment No. 4. We draw your attention to the comment under Recent Developments above.

  11.
  We note the statement on page 100 that Mr. Estrada's actions with respect to the potential Latin America Pride acquisition were taken in his capacity as a private investor. Your response to the previous comment should address conversations and activities of management and board members regardless of the capacity in which the participants engage in them.

In response to the Commission's comment, we have modified the disclosure on page 101 of Amendment No. 4.

  12.
  You state on page 100 that you do not believe that Mr. Estrada's dealings have resulted in a definitive agreement or letter of intent. With a view to disclosure, please advise us of the approximate value or range of values associated with the Latin America Pride acquisition and tell us what steps, if any, Mr. Estrada has taken to secure financing.

Any and all discussions and negotiations between Mr. Estrada's investor group and Pride have been as part of a confidential process, conducted through their investment bank, and consequently, we are unaware of the direct dealings of that proposed offer. The offer made to Pride by a group which included Mr. Estrada for its Latin America Land and Services division, expired on May 2, 2007. As of the date of this letter, we are unaware of any extension which such investor group may have provided to Pride and in fact we have been advised Mr. Estrada that such offer has been officially withdrawn.

  13.
  Please revise the last full paragraph on page 99 to elaborate on the size and nature differences underlying the basis for your belief that there will be no conflicts between you and the relevant entities. For example, it is unclear if these entities' typical acquisitions are significantly larger or smaller than the one contemplated by the registration statement.

In response to the Commission's comment, we have modified the disclosure on page 100 of Amendment No. 4 and to eliminate the statement relating to our belief that there will be no conflicts between us and the relevant entities.

  14.
  We note the revised disclosure on page 99 and revised paragraph four of the letter agreements filed as Exhibits 10.4-10.9. Please revise the statement that directors' obligations are "subject to any pre-existing fiduciary or contractual obligation he has" to list the entities identified on Schedule Two of the exhibits, as applicable. To the extent a director's schedule states "none," please disclose that that director's obligation to Vantage is not subject to any pre-existing fiduciary or contractual obligations, or advise,

In accordance with this comment and with the revisions made to Amendment No. 4, we will revise the insider letters and file them as Exhibits 10.4-10.9 with the next filing. Other than the affiliations of Messrs. Estrada, Guiscardo and O'Leary with Petrolera del Comahue, the Argentine fabrication facility and Technip, respectively, and as disclosed in Amendment No. 4, our officers and directors do not owe fiduciary duties to any other entities. However, Mr. Estrada has recently been and Mr. O'Leary is currently, involved in discussions with Pride International and an energy services group, respectively. We have described the business opportunity in which Mr. O'Leary is considering making a minority investment and becoming an executive manager, as it is the subject of a confidentiality agreement.

  15.
  We note that paragraph five of the letter agreements and section l(t) of the underwriting agreement refer to the related party transaction with Vanderbilt, which has been deleted from the prospectus and apparently replaced with an $8,000 monthly lease. Please revise or advise.

In response to the Commission's comment, we have modified section 1(t) of the underwriting agreement in accordance with the revised disclosure in Amendment No. 4 on pages 59, 61, 67 and 86 and the underwriting agreement has been re-filed as Exhibit 1.1. In response to the Commission's comment we will also modify paragraph five of the insider letters and re-file them as Exhibits 10.4-10.9.

  16.
  We note your response to prior comment nine and the statement in the carryover paragraph on pages 99 - 100 that there is no legal conflict with respect to possible acquisitions of companies in which your officers and directors have made a passive/minority investment. Please revise to distinguish this statement from your other disclosure, specifically the last bullet point on page 97, the third bullet point on page 98 and the first sentence of the first full paragraph on page 99. Those sections and other disclosure in the registration statement indicate that there may be a conflict if you acquire an entity in which your officers, directors, securityholders or affiliates have a direct or indirect pecuniary interest. It appears that the statement regarding no "legal" conflict is meant to disclose that you are not legally precluded from acquiring such an entity; however, the other disclosure goes to the existence of conflicts of interest. Please revise to more clearly distinguish between these two situations.

In response to the Commission's comment, we have modified the disclosure on page 101 of Amendment No. 4.

Financial Statements

General

  17.
  We note on page 58 that you have entered into a 38-month lease for office space for a monthly fee of $8,000. Please revise your financial statements to disclose this commitment.

In response to the Commission's comment, we have modified the disclosure on pages F-9 and F-10 of Amendment No. 4.

Other Regulatory

  18.
  Please provide a current consent in any amendment and ensure your consent references the appropriate audit report date.

In response to the Commission's comment, we have filed as Exhibit 23.1 the consent of UHY LLP.

If you have any questions or concerns, please contact me via telephone at (713) 839-8856 or via facsimile at (713) 839-8854 or contact either Stuart Neuhauser or Chris Celano at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,
/s/ PAUL A. BRAGG Paul A. Bragg Chief Executive Officer
cc:	Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Gregg A. Noel, Esq. Thomas J. Ivey, Esq. Chris Celano, Esq. Mark Anderson